UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 10, 2021

Landa App LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Landa App LLC – 1394 Oakview Circle Forest Park GA LLC membership interests; Landa App LLC – 1701 Summerwoods Lane Griffin GA LLC membership interests; Landa App LLC – 1741 Park Lane Griffin GA LLC membership interests.

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On December 10, 2021, the following series of Landa App LLC (the “Series”) entered into a lease agreement (the “Lease Agreement”) with a tenant on the terms set forth in the table below.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App LLC – 1741 Park Lane Griffin GA LLC	1741 Park Lane, Griffin, GA 30224	January 1, 2022	$761.25	December 31, 2022

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the Lease Agreement and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Lease Agreement, a copy of which is filed as Exhibit 6.1 to this report.

EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description
6.1	Lease Agreement for 1741 Park Lane, Griffin, GA 30224

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2021	LANDA APP LLC

	By:	Landa Holdings, Inc., its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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